Exhibit 99.3

September 28, 2012

FOR IMMEDIATE RELEASE

HDS International Announces Grant of U.S. Patent for Carbon Capture & Reutilization

PROVIDENCE, RI, September 28, 2012 /PRNewswire via COMTEX/ -- HDS International Corp. (OTCQB:  HDSI), a green technology company providing renewable energy and eco-sustainability solutions, today announced that the United States Patent & Trademark Office has granted patent no. 8,197,857 “Method for Eliminating Carbon Dioxide from Waste Gases”.

Purification of process gas streams by the removal of acid gases such as carbon dioxide is required in many major industrial processes such as hydrogen manufacture for refinery hydrotreating, synthesis gas manufacture from coal, purification of natural gas, and ammonia manufacture, among other applications.  Bulk removal of acid gases from such streams is usually accomplished by use of a scrubbing solution composed of a solvent.

The invention preserves the advantages of prior methods for eliminating carbon dioxide from waste gases while providing new advantages not found in currently available methods and overcomes many disadvantages of such currently available methods.

The patent covers the elimination of carbon dioxide from waste gases.  Additionally, the invention can transfer carbon dioxide in increased concentrations for growth of algae; consists of a photobioreactor system used in the method for increased production of algae; and provides a method for operating an open-pond system using carbon dioxide from waste gases.

Alexander Chirkov, Ph.D., Chief Scientific Officer of HDS International and inventor of the patent, licensed by the Company, today commented, “Today’s announcement helps solidify our intellectual capital portfolio and serves as recognition of our novel physical and economical approach to solving the significant and growing problem of carbon dioxide pollution.”

About HDS International Corp.

HDS International Corp. (OTCQB:  HDSI), based in Providence, RI, is a green technology company providing carbon capture and biosequestration, algae biomass production, and waste management solutions for the production of renewable energy, carbon capture and reutilization, and bioproducts.  Our licensed technologies provide us with an attractive strategic position and competitive advantages within our markets, which include renewable energy and environmental and eco-sustainability.  Please visit www.hdsicorp.com for more information.

Forward-Looking Statements
Statements included in this update that are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements". Forward-looking statements may be identified by words including "anticipate," "believe," "intends," "estimates," "expect," and similar expressions. The Company cautions readers that forward-looking statements including, without limitation, those relating to the Company's future business prospects are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to factors such as those relating to economic, governmental, technological, and other risks and factors identified from time to time in the Company's reports filed with the SEC.

HDS International Corp.

CONTACT INFORMATION
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info@hdsicorp.com
http://www.hdsicorp.com